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                          April 29, 2021

       Steven A. Kriegsman
       Chairman and Chief Executive Officer
       CytRx Corporation
       11726 San Vicente Boulevard, Suite 650
       Los Angeles, California 90049

                                                        Re: CytRx Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed April 22,
2021
                                                            File No. 333-255431

       Dear Mr. Kriegsman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joan S. Guilfoyle, Esq.